Mail Stop 4561

January 26, 2007

Mr. James M. Uveges
Senior Vice President and Chief Financial Officer
Carrollton Bancorp
344 North Charles Street, Suite 300
Baltimore, MD 21201

      Re: Carrollton Bancorp
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 24, 2006
              File No. 000-23090

Dear Mr. Uveges:

We have reviewed your response dated January 19, 2007 and have the following comments.

Form 10-K for the fiscal year ended December 31, 2005:

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Derivative Instruments and Hedging Activities, page 41

1.   We note your supplemental response to comment 5 of our letter dated December 15, 2006. Please tell us the following regarding this hedging relationship:

- how you estimate the hedged future cash flows to ensure that the cash flows are probable of occurring;
- the specific prime rate index used for determining interest payment on the loans and the interest rate floor;
- how you considered that the interest rate index of the portfolio of variable-rate loans is not a benchmark rate as defined in SFAS 133, including the specific reference to the literature upon which you relied;
- clarify whether the documented hedge risk specifies that the cash flows hedged are the overall changes in cash flows below the designated 7% strike rate;

- how you considered margin variability (that is, changes in the spread over the non-benchmark rate) attributable to the hedged cash flows, which are the interest payments received first chronologically;
- how you considered the difference in timing between the interest payments received and the dates payment are received pursuant to the floor agreement, provided the prime rate falls below the 7% strike price;
- the specific quantitative and qualitative measures you use to assess hedge effectiveness;
- the specific guidance upon which you relied in determining the appropriate prospective and retrospective method of assessing effectiveness;
- the specific quantitative measure you use to measure ineffectiveness and how it is applied;
- the specific guidance upon which you relied in determining the appropriate method of measuring ineffectiveness; and
- your response indicates that you use the variable cash flow method approach of SFAS 133 Implementation Guidance Issue G7 for measuring ineffectiveness; however, please note that Issue G7 is applicable for cash flow hedges using an interest rate swap as the hedging instrument.

2.   Please provide us with a copy of your formal hedge documentation you created at the inception of the hedging relationship, which should clearly document your compliance with paragraphs 28 and 29 of SFAS 133.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief